26 November 2025

RELX PLC

Additional Listing

RELX PLC (the Company) has made an application to the Financial Conduct Authority (FCA) and the London Stock Exchange (LSE) for a block listing of 60,000 Ordinary shares of 14 51/116p each in connection with the RELX Group plc 2013 SAYE Share Option Scheme. Upon issuance, the shares will trade on the LSE, be admitted to the FCA’s Official List and rank pari passu with the existing issued shares of the Company.

Admission of the shares is expected on 1 December 2025.